SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc (the Company)

Notification of interests of Persons Discharging Managerial Responsibility (PDMRs) and connected persons

Prudential plc (the Company) announces that in line with its normal timetable it has released to PDMRs shares under its various group wide incentive arrangements. Disposals have also been made to cover the cost of taxes and sales fees. Further awards under current incentive arrangements have been made to PDMRs.

In addition, Prudential has today published its Annual Report on the Company's website www.prudential.co.uk which contains the Directors Remuneration Report for 2014. The report summarises Prudential's Remuneration policy and provides more details of share awards made to the executive directors of the Company.

This announcement is made in accordance with the requirements of DTR 3.1.4R(1)(a).

Release of awards under Company incentive arrangement; notifications of disposal of interests and awards under the Annual Incentive Plan (AIP)

The Company advises that on 30 March 2015 the Prudential plc Employee Share Trust (the Trust) released ordinary shares of 5p and American Depositary Receipts (ADRs) for the benefit of PDMRs in the Company. Details are shown in table 1 and 2 below.

On 31 March 2015, the Company made awards to PDMRs under its AIP arrangement. Under the AIP a percentage of an executive's annual bonus award must be deferred in shares for a period of three years. As a result of bonus awards approved by the Remuneration Committee for the 2014 financial year, the awards shown in the table below have been made at a market price of £16.88. A further award in ADRs has been made at a market price of $50.48. AIP deferred share awards will be released to participants in March 2018. Shares and ADRs acquired to meet these awards will be registered in the name of the Trust and carry an entitlement to dividends which will be used to purchase additional shares on behalf of the recipient to be held in the Trust until the release date. Details of the AIP awards released and made are shown in table 1 and 2 below.
Table 1

The Company was notified on 31 March 2015 that sales to cover taxes and fees were made in London on 30 March 2015 at £16.9047 per share on behalf of PDMRs, as follows:

Name	Beneficial interest in shares before release of award	Number of conditional awards released	Number of 2012 AIP shares released[1]	Number of shares sold to cover taxes and costs	Number of shares awarded under the 2015 AIP	Total beneficial interest following award	% of issued share capital held following transaction
T Thiam	690,902	569,381	110,079	319,666	50,284	990,901	0.0386
P-O Bouée	81,665	51,242	11,505	29,521	22,682	126,028	0.0049
J Hunt	86,824	97,948	-	46,082	24,069	162,759	0.0063
M McLintock	443,779	51,242	39,191	42,547	54,312	506,786	0.0197
N Nicandrou	289,845	201,773	47,365	117,213	28,112	402,517	0.0157
M Coltman	90,459	91,099	25,416	54,818	15,630	142,370	0.0055
J Foley	223,207	217,076	48,413	124,905	41,058	356,436	0.0139
J Murray	46,134	119,567	-	56,253	16,876	126,324	0.0050
T Rolfe	15,947	35,582	6,182	19,650	4,146	36,025	0.0014

Table 2

The Company was notified on 31 March 2015 that sales to cover taxes and fees were made in New York on 30 March 2015 at $50.43 per ADR on behalf of PDMRs, as follows:

Name	Beneficial interest in ADRs before release of award	Number of conditional awards of ADRs released	Number of 2012 AIP ADRs released1	Number of ADRs relinquished or sold to cover taxes and costs	Number of ADRs awarded under the 2015 AIP	Total beneficial interest following award	% of issued share capital held following transaction
B Stowe	142,144	101,011	27,577	64,309	13,662	192,508	0.0150
M Wells	222,790	216,998	50,657	112,282	56,759	384,265	0.0262

Awards under the Prudential Long Term Incentive Plan

On 31 March 2015, the Company made the following awards to PDMRs under the Prudential Long Term Incentive Plan (LTIP).

Under the LTIP the Remuneration Committee can make conditional share awards over both ordinary shares of 5p and ADRs to executives. The awards made in 2015 are in line with Prudential's Directors' remuneration policy and will only be released in March 2018 subject to the achievement of performance criteria. As set out in detail in the 2014 Directors' Remuneration Report, awards will only be released in full if stretching performance targets in respect of Total Shareholder Return and IFRS Operating Profit are met.

Details of the LTIP awards made are shown in tables 3 and 4 below.

Table 3

The following awards of ordinary shares of 5p in the Company have been made at a market price of £16.88:

Name	Number of conditional shares awarded	Total number of conditional shares held following award	% of issued share capital held as conditional share awards following transactions
P-O Bouée	96,119	249,458	0.0097
J Hunt	98,341	328,881	0.0128
M McLintock	35,011	126,185	0.0049
N Nicandrou	104,117	359,046	0.0140
J Adams	59,241	59,241	0.0023
M Coltman	41,516	149,644	0.0058
J Foley	122,808	409,988	0.0159
J Murray	54,502	196,380	0.0076
T Rolfe	54,502	99,617	0.0039

Table 4

The following awards of ADRs have been made at a market price of US$50.48:

Name	Number of conditional ADRs awarded	Total number of conditional ADRs held following award	% of issued share capital held as conditional share awards following transactions
B Stowe	56,970	183,084	0.0140
M Wells	104,611	360,823	0.0281

The Prudential Savings-Related Share Option Scheme (the Scheme)

The Prudential Savings-Related Share Option Scheme is an HMRC approved share option scheme available to all employees of participating companies including UK based executive directors and PDMRs.

Table 5

The Company has been advised by Yorkshire Building Society, the Scheme administrator, that on 30 March 2015 the following transactions took place:

Name	Number of options exercised	Exercise price	Total beneficial interest following release	% of issued share capital held following transaction
T Thiam	965	£4.658666	991,866	0.0386
J Murray	1,931	£4.658666	128,255	0.0050

Additional Information

Mr Stowe's beneficial interest in shares is made up of 192,508 ADRs (representing 385,016 ordinary shares) and Mr Wells' beneficial interest in shares is made up of 384,265 ADRs (representing 768,530 ordinary shares).

Prudential plc ADRs are issued at a ratio of 1 ADR being equal to 2 Prudential plc ordinary shares of 5p each.

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

Date of Notification 31 March 2015

Contact

Jennie Webb, Share Plans Manager, 020 7548 2027

Stefan Bort, Deputy Group Secretary, 020 7548 2115

[1] Shares and ADRs released under the AIP have previously been disclosed as part of the PDMRs' beneficial interest in shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 March 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/Stefan Bort

Stefan Bort
Deputy Group Secretary